ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 Jessica.Reece@ropesgray.com

April 26, 2016

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Jason Fox

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2
1933 Act File No. 333-196096

Dear Mr. Fox:

On behalf of NexPoint Capital, Inc. (the “Company”), a Delaware corporation, please find below the Company’s responses to the comment provided telephonically on April 25, 2016 (the “Comment”) relating to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2016 (File No. 333-196096) (the “Registration Statement”).

For the convenience of the Commission’s staff (the “Staff”), the Comment has been summarized below and the Fund’s response follows. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please discuss how the Company’s modification of its accounting treatment of organization and initial offering costs aligns with Financial Accounting Standards Board Accounting Standards Codification Topic 250 (“ASC 250”), “Accounting Changes and Error Corrections” and related guidance.

Response: After reviewing the Company’s treatment of organization and offering costs, and after a review of ASC 250 and Staff Accounting Bulletin No. 99, the Company has determined that going forward, the Company will capitalize, then expense initial offering costs up to the amount of the 1.0% cap over a one-year period. The Company analyzed the impact of the change and believes that the change is immaterial and therefore does not require restatement to prior period financials. Management has discussed its conclusion with the Company’s independent registered public accounting firm.

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or jessica.reece@ropesgray.com.

Very truly yours,

Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer
Brian D. McCabe, Ropes & Gray LLP